SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 14 November 2012

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

14 November 2012

RECOMMENDED CASH OFFER

for

TIKIT GROUP PLC

by

BRITISH TELECOMMUNICATIONS PLC

Summary

·
           The boards of directors of British Telecommunications plc ("BT") and Tikit Group plc ("Tikit") are pleased to announce that they have reached agreement on the terms of a recommended cash offer by which the entire issued and to be issued share capital of Tikit will be acquired by BT (the "Offer"). It is intended that the Offer be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

·	Under the terms of the Offer, each Scheme Shareholder will be entitled to receive 416 pence in cash for each Tikit Share held at the Scheme Record Time.

·	The Offer values the issued and to be issued share capital of Tikit at approximately £64.2 million.

·	The price of 416 pence in cash for each Scheme Share represents a premium of approximately:

• 18 per cent. to the closing price of 354 pence per Tikit Share on 13 November 2012, the Business Day immediately prior to the Announcement Date;

• 26 per cent. to the average closing price of 330 pence per Tikit Share over the three month period ended 13 November 2012; and

• 29 per cent. to the average closing price of 323 pence per Tikit Share over the six month period ended 13 November 2012.

·
           The Offer enables BT to combine the strengths of Tikit's expertise, portfolio, relationships and deep understanding of the needs of the legal sector with BT's scale and breadth of products, creating a differentiated offering with the ability to supply, install, support and fix mission-critical IT applications and ICT infrastructure through a single point of contact.

·
           The directors of Tikit, who have been so advised by Investec, consider the terms of the Offer to be fair and reasonable. Accordingly, the directors of Tikit intend unanimously to recommend that Tikit Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the General Meeting, as each director of Tikit has irrevocably undertaken to do in respect of their own Tikit Shares and those of their family members, being, in aggregate, a total of 1,030,370 Tikit Shares, representing approximately 7.0 per cent. of the existing issued share capital of Tikit. In providing its advice, Investec has taken into account the commercial assessments of the directors of Tikit.

·
           It is expected that the Scheme Document, containing further information about the Offer and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be posted to Tikit Shareholders and (for information only) participants in the Tikit Share Schemes by 21 November 2012 and that the Scheme will be effective by 18 January 2013, subject to the satisfaction of all relevant conditions, including the Conditions and certain further terms set out in Appendix 1 to this announcement.

·	Commenting on the Offer, Gavin Patterson, Chief Executive Officer of BT Retail said:

"Tikit represents a highly complementary fit with BT Retail's existing IT strategy and strengthens our position in the provision of ICT services to legal firms in the UK. The Offer will enable us to combine Tikit's expertise, portfolio, relationships and deep understanding of the legal sector with BT Retail's scale and breadth of products. Together, we expect to deliver a truly differentiated offering with the capacity to supply, install and support mission-critical IT applications and ICT infrastructure through a single point of contact."

·	Commenting on the Offer, Mike McGoun, Non-Executive Chairman of Tikit said:

"We firmly believe that this transaction is in the best interests of our shareholders and employees. BT will enable Tikit to continue to grow and better service the needs of its clients. The board of directors unanimously recommends that shareholders vote in favour of the resolutions."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement, including the Appendices. The Offer will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 sets out the sources and bases of certain financial and other information contained in this announcement. Appendix 3 contains details of the irrevocable undertakings given to BT. Appendix 4 contains the definitions of certain terms used in this announcement.

Enquiries

BT plc

Dan Thomas                                                                           Tel: +44 (0)20 7356 5369
Press Office

Damien Maltarp                                                                      Tel: +44 (0)20 7356 4909
Investor Relations

BofA Merrill Lynch                                                              Tel: +44 (0)20 7996 1000
(financial adviser to BT plc)

Ian Ferguson
Ken McLaren
Andrew Tusa

Tikit Group plc                                                                       Tel: +44 (0)20 7400 3737

Mike McGoun, Non-Executive Chairman
David Lumsden, Chief Executive Officer
Mike Kent, Finance Director

Investec Bank plc                                                                  Tel: +44 (0)20 7597 4000
(financial adviser, nominated adviser and broker to Tikit Group plc)

Andrew Pinder
Junya Iwamoto
Carlton Nelson

Tavistock Communciations                                                 Tel: +44 (0)20 7920 3150
(public relations adviser to Tikit Group plc)

John West

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise; nor shall there be any sale, issuance or transfer of securities of Tikit in any jurisdiction in contravention of applicable law. The Offer will be made solely by means of the Scheme Document, which will contain the full terms and conditions of the Offer, including details of how to vote in respect of the Offer. Any vote in respect of the Scheme or other response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document.

Please be aware that addresses, electronic addresses and certain other information provided by Tikit Shareholders, persons with information rights and other relevant persons for the receipt of communications from Tikit may be provided to BT during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Merrill Lynch International ("BofA Merrill Lynch"), a subsidiary of Bank of America Corporation, is acting exclusively for BT in connection with the Offer and no-one else and will not be responsible to anyone other than BT for providing the protections afforded to clients of BofA Merrill Lynch or for providing advice in relation to the Offer or any other matter referred to in this announcement.

Investec Bank plc ("Investec") is acting exclusively for Tikit in connection with the Offer and no-one else and will not be responsible to anyone other than Tikit for providing the protections afforded to clients of Investec or for providing advice in relation to the Offer or any other matter referred to in this announcement.

Overseas jurisdictions

The availability of the Offer to Tikit Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the AIM Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The Offer will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Offer will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

US Holders should note that the Offer relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of the US proxy solicitation or tender offer rules. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If BT exercises its right to implement the acquisition of the Tikit Shares by way of a takeover offer, such offer will be made in compliance with applicable US tender offer and securities laws and regulations to the extent applicable.

The receipt of cash pursuant to the Offer by a US Holder as consideration for the cancellation of its Scheme Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each Tikit Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Offer applicable to him.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since BT and Tikit are located in countries other than the US and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Offer and other information published by BT and Tikit contain statements which are, or may be deemed to be, "forward-looking statements". Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of BT and Tikit about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Offer on BT and Tikit, the expected timing and scope of the Offer and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although BT and Tikit believe that the expectations reflected in such forward-looking statements are reasonable, BT and Tikit can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: local and global political and economic and general financial market conditions; significant price discounting by competitors; changes in consumer habits and preferences; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline); legal or regulatory developments and changes; the outcome of any litigation; the impact of any acquisitions or similar transactions; competitive product and pricing pressures; success of business and operating initiatives; changes in the level of capital investment; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, and demand for bundled services, not being realised; the timing of entry and profitability of BT in certain communications markets; significant changes in BT's market shares; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; and the aims of the BT Global Services restructuring programme not being achieved. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither BT nor Tikit, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

All subsequent oral or written forward-looking statements attributable to BT or Tikit or any of their respective members, directors, officers or employees or any persons relying on their behalf are expressly qualified in their entirety by the cautionary statement above. Other than in accordance with their legal or regulatory obligations (including under the AIM Rules and the Disclosure and Transparency Rules of the FSA), neither BT or Tikit is under any obligation, and BT and Tikit expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. on the 10th Business Day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on website

A copy of this announcement will be made available on BT's website at www.bt.com/investor and Tikit's website at www.tikit.com/investors by no later than 12 noon on 15 November 2012.

Any person to whom this announcement is sent may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by contacting the company secretary of Tikit during business hours on +44 (0) 207 400 3737 or by submitting a request in writing to the company secretary of Tikit at Tikit Group plc, 12 Gough Square, London, EC4A 3DW. It is important to note that unless such a request is made, a hard copy of this announcement and any such information incorporated by reference in it will not be sent to any such person. Any person to whom this announcement is sent may also request that all future documents, announcement and information sent to that person in relation to the Offer be in hard copy form.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Code, Tikit confirms that it has 14,727,649 Tikit Shares in issue. The International Securities Identification Number for Tikit Shares is GB0030494537.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN OR INTO ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

14 November 2012

RECOMMENDED CASH OFFER

for

TIKIT GROUP PLC

by

BRITISH TELECOMMUNICATIONS PLC

1.         Introduction

The boards of directors of British Telecommunications plc ("BT") and Tikit Group plc ("Tikit") are pleased to announce that they have reached agreement on the terms of a recommended cash offer by which the entire issued and to be issued share capital of Tikit will be acquired by BT (the "Offer"). It is intended that the Offer will be effected by way of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act.

2.         The Offer

Under the terms of the Offer, which will be subject to the Conditions and further terms set out in Appendix 1to this announcement and to be set out in the Scheme Document, Scheme Shareholders at the Scheme Record Time will be entitled to receive:

                                    416 pence in cash for each Scheme Share

The Offer values the entire issued and to be issued share capital of Tikit at approximately £64.2 million.

The price of 416 pence in cash for each Scheme Share represents a premium of approximately:

·	18 per cent. to the closing price of 354 pence per Tikit Share on 13 November 2012, the Business Day immediately prior to the Announcement Date;

·	26 per cent. to the average closing price of 330 pence per Tikit Share over the three month period ended 13 November 2012; and

·	29 per cent. to the average closing price of 323 pence per Tikit Share over the six month period ended 13 November 2012.

3.         Background to and reasons for the Offer

The acquisition of Tikit offers a highly complementary fit to BT's existing IT strategy and strengthens BT's position in the provision of ICT services to the UK business market. Since its inception in 1994, Tikit has grown to become a leading independent supplier of technology solutions and services to legal and accountancy firms in the UK, with an attractive client list and recurring revenue streams. The intellectual property owned and created by Tikit is critical to its sales and relationships, both of which BT views as being a key part of its overall strategy for the Tikit business. A combination with BT would enable Tikit to take the business to the next stage of its development with a parent group able to provide both balance sheet strength and a wider product offering.

The Offer enables BT to combine the strengths of Tikit's expertise, portfolio, relationships and deep understanding of the needs of the legal sector with BT's scale and breadth of products, creating a differentiated offering with the ability to supply, install, support and fix mission-critical IT applications and ICT infrastructure through a single point of contact. This offering would assist BT in enhancing its share of revenues for traditional communications services and networked IT services and position it as the supplier of choice for emerging propositions.

Tikit will join a portfolio of six other separately-managed businesses within BT Enterprises, a division of BT Retail. Each of these businesses operates predominantly on a standalone basis and benefits from the ability of the BT brand to provide IT, communications and network services directly to its customer base.

4.         Recommendation

The directors of Tikit, who have been so advised by Investec, consider the terms of the Offer to be fair and reasonable. Accordingly, the directors of Tikit intend unanimously to recommend that Tikit Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the General Meeting, as each director of Tikit has irrevocably undertaken to do in respect of their own Tikit Shares and those of their family members, being, in aggregate, a total of 1,030,370 Tikit Shares, representing approximately 7.0 per cent. of the existing issued share capital of Tikit. In providing its advice, Investec has taken into account the commercial assessments of the directors of Tikit.

5.         Background to and reasons for the recommendation

Following the approach by BT, the directors of Tikit held detailed discussions regarding the terms of a potential acquisition of Tikit by BT. These discussions have resulted in the Offer at a price of 416 pence in cash per Scheme Share.

The board of directors of Tikit has evaluated proposals on behalf of Tikit Shareholders as a whole. Whilst the board of directors of Tikit believes that Tikit's prospects as an independent company remain strong, it also recognises the benefits achievable by combining Tikit with BT. The directors of Tikit believe that Tikit will benefit from being part of BT, and in particular that the Offer will give Tikit significantly more ability to grow its business than would be possible if Tikit remained as an independent company. The Offer will also enable Tikit to provide customers with access to a wider range of services.

The board of directors of Tikit considers that whilst there is potential for future growth in equity value for investors, any such future growth is uncertain. The board of directors of Tikit believes that Scheme Shareholders should be given the opportunity to realise this value from their investment in cash immediately, at an attractive premium. The consideration offered under the Offer represents a premium of 18 per cent. to the closing price of 354 pence per Tikit Share on 13 November 2012, the Business Day immediately prior to the Announcement Date, 26 per cent. to the average closing price of 330 pence per Tikit Share over the three month period ended 13 November 2012 and 29 per cent. to the average closing price of 323 pence per Tikit Share over the six month period ended 13 November 2012.

Accordingly, the board of directors of Tikit believes that the Offer is in the best interests of Scheme Shareholders, and unanimously recommends that Tikit Shareholders vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting, as they have irrevocably undertaken to do in respect of their own Tikit Shares and those of their family members, representing, in aggregate, approximately 7.0 per cent. of the existing issued share capital of Tikit.

6.         Irrevocable undertakings

BT has received irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the resolutions to be proposed at the General Meeting and, if the Offer is subsequently structured as a Takeover Offer, to accept any such Takeover Offer made by BT from the directors of Tikit in respect of their entire beneficial holdings and those of their family members amounting to 1,030,370 Tikit Shares, representing, in aggregate, approximately 7.0 per cent. of the existing issued share capital of Tikit.

Further details of these irrevocable undertakings are set out in Appendix 3 to this announcement.

7.         Information relating to BT

BT is one of the world's leading communications services companies, serving the needs of customers in the UK and in more than 170 countries worldwide. Its main activities are providing and managing data and voice networks and providing a range of services over these networks.

In the UK, BT is a communications services provider, selling products and services to consumers and small and medium-sized enterprises. In the UK and globally, BT is a provider of managed networked IT services for many of the largest multinational corporations, domestic businesses and national and local government organisations. BT also sells wholesale telecoms services to communications providers in the UK and around the world.

In the year ended 31 March 2012, BT's revenue was £18.9 billion (after specific items), with profit before taxation of £2.7 billion (after specific items).

Listed on stock exchanges in London and New York, BT Group plc is the holding company for an integrated group of businesses that provides communications solutions and services in the UK and globally. BT holds virtually all businesses and assets of the BT Group.

8.         Information relating to Tikit

Established in 1994 and listed on AIM in 2001, Tikit is an independent provider of IT software, solutions, consultancy and services to legal and accounting firms in the UK, North America and mainland Europe. It has provided services to more than 1,100 clients, including many of the largest law firms in the UK and the US and a number of large accountancy firms in the UK. Tikit employs around 200 people in the UK, Spain, France and North America.

Tikit combines its understanding of the technology needs of legal firms with a broad portfolio of software, solutions and services to match those needs. Tikit provides a broad range of IT solutions and services, including financial and practice management, content management, document production, customer relationship management and infrastructure services.

In the year ended 31 December 2011, Tikit Group's revenue was £26.4 million with profit before taxation of £4.8 million (before amortisation of intangibles and share-based charges).

9.         Tikit current trading and prospects

On 12 September 2012, Tikit announced its unaudited interim results for the six months ended 30 June 2012. It reported revenues of £13.4 million and profit before tax of £2.4 million (before amortisation of intangibles and share-based charges). As at 30 June 2012, net assets were £18.7 million and included net cash of £6.6 million.

Tikit's financial performance since 30 June 2012 has been in line with the board of directors of Tikit's expectations. The financial performance of Tikit Inc., Tikit's Canadian subsidiary, for the three years ended 31 December 2013 is such that the company may not be required to pay the remaining deferred consideration of C$1.5 million in full under the terms of the Acquisition Agreement.

10.       Management and employees

BT respects and attaches great importance to the skills and experience of Tikit's management and employees, which have been key to Tikit's growth.

BT expects to retain the executive management team following completion of the Offer to help with the successful transition of the business. BT does not currently have in place any definitive plans with respect to the length of time the executive management team will remain with the business and discussions with the executive management team on this subject remain on-going.

As the footprints of BT and Tikit have limited geographic and client overlap and based on current economic conditions, it is not currently anticipated that there will be any significant reduction in Tikit headcount as a result of the Offer. However, following completion of the Offer, BT intends to carry out a strategic review of Tikit's operations to enable a successful transition into BT. At this stage, no decisions have been made by BT in relation to this review, which may or may not, result in changes to the number of employees, changes to locations from where the business operates or a redeployment of Tikit's fixed assets.

BT confirms that, following completion of the Offer, the existing employment rights, including pension rights, of the employees of Tikit will be fully safeguarded.

The non-executive directors of Tikit have agreed to resign as members of the Tikit board of directors immediately prior to the Scheme becoming effective.

11.       Amendment to Tikit Long Term Incentive Plan 2010 and bonuses

Certain directors and employees of Tikit are entitled to an award of shares under Tikit's Long Term Incentive Plan 2010 and/or an award of cash under its annual bonus scheme. The vesting amount of both awards is subject to certain performance criteria being met which would, in the ordinary course, be determined by reference to its audited financial results for the year ended 31 December 2012.

As it is expected that the Scheme will become effective by 18 January 2013, Tikit's audited financial results would not be available by that date and accordingly, it will be unable to determine, in the ordinary course, the extent to which the performance conditions have been satisfied.

On 13 November 2012, the Remuneration Committee considered the outstanding Long Term Incentive Plan 2010 awards and payment of the annual bonuses and determined that the unaudited financial information currently available to Tikit would be used to determine that the performance criteria had been met in full. In respect of Tikit's Long Term Incentive Plan 2010, the rules relating to the vesting of the options granted thereunder were amended at the Remuneration Committee meeting such that, conditional upon the Court sanction of the Scheme, but to take effect immediately prior to such Court sanction, the options will vest in full and participants in Tikit's Long Term Incentive Plan 2010 (which include certain directors of Tikit) will, as a result, be entitled to exercise such options on or following Court sanction. In respect of the payment of the annual cash bonuses, the Remuneration Committee approved the payment of amounts set out below. The payment of the cash bonuses is conditional upon the Scheme becoming effective in accordance with its terms.

Name	Cash Bonus
David Lumsden	£65,252
Mike Kent	£56,552
Simon Hill	£48,939
Mike McGoun	£30,000

12.       Tikit Share Schemes

The Offer will extend to any Tikit Shares unconditionally allotted, issued or transferred pursuant to the exercise of options or the vesting of awards under the Tikit Share Schemes prior to the Scheme Record Time. Participants in the Tikit Share Schemes will be contacted regarding the effect of the Offer on their rights and appropriate proposals will be made to such participants in due course. Details of these proposals will be set out in the Scheme Document and in separate letters to be sent to participants in the Tikit Share Schemes.

13.       Financing

The cash consideration payable by BT under the terms of the Offer will be funded from BT's existing cash resources.

BofA Merrill Lynch confirms that it is satisfied that resources are available to BT to satisfy in full the consideration payable under the terms of the Scheme.

14.       Offer-related arrangements

On 8 October 2012, BT Group plc and Tikit entered into a confidentiality and standstill agreement in a customary form in relation to the Offer, pursuant to which BT Group plc undertook, subject to certain exceptions, to:

·	keep confidential information relating to Tikit and not disclose it to third parties;

·	not use, and procure that no other member of the BT Group use, confidential information directly or indirectly to solicit or entice away or endeavour to solicit or entice away:

▪ any person employed by Tikit or by any member of the Tikit Group at any time during the course of discussions regarding the Offer; or

▪ any distributor, agent, customer, supplier of Tikit or of any other member of the Tikit Group.

The standstill provision contained in the confidentiality and standstill agreement ceased to apply on the release of this announcement. Except where otherwise specified, the remaining obligations in the confidentiality and standstill agreement terminate on the earlier of 12 months from the date of the confidentiality and standstill agreement and completion of the Offer.

15.       Structure of the Offer

It is intended that the Offer will be effected by means of a Court-sanctioned scheme of arrangement between Tikit and the Scheme Shareholders, under Part 26 of the Companies Act. The procedure involves, among other things, an application by Tikit to the Court to sanction the Scheme and to confirm the cancellation of the existing Tikit Shares, in consideration for which the Scheme Shareholders will receive cash on the basis described in paragraph 2 above. The purpose of the Scheme is to provide for BT to become the owner of the entire issued and to be issued share capital of Tikit.

The Scheme is subject to the Conditions and certain further terms referred to in Appendix 1 to this announcement and to be set out in the Scheme Document, and it will only become effective if, among other things, the following events occur on or before the Long Stop Date or such later date (if any) as BT and Tikit may, with the consent of the Panel, agree and (if required) the Court may approve:

·
   a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders who are on the register of members of Tikit at the Scheme Voting Record Time present and voting, either in person or by proxy, representing three-quarters or more in value of the Scheme Shares held by those Scheme Shareholders at the Court Meeting (or at any adjournment thereof) and such Court Meeting being held no later than 14 January 2013 or such later date (if any) as BT and Tikit may agree;

·
   the Special Resolutions necessary to implement the Scheme and to sanction the related Capital Reduction, as set out in the notice of General Meeting, must be passed by the requisite majorities of Tikit Shareholders at the General
   Meeting (or at any adjournment thereof) and such General Meeting being held no later than 14 January 2013 or such later date (if any) as BT and Tikit may agree; and

·	the Scheme is sanctioned and the related Capital Reduction confirmed by the Court (in either case, without modification or with modification on terms acceptable to BT and Tikit) and

▪ office copies of the Scheme Court Order and the Reduction Court Order (with the Statement of Capital attached to it) are delivered to the Registrar of Companies; and

▪ in relation to the Capital Reduction, if required by the Court, the Reduction Court Order is registered by the Registrar of Companies.

Upon the Scheme becoming effective: (i) it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended and voted, whether or not they voted in favour); and (ii) share certificates in respect of Tikit Shares will cease to be valid and entitlements to Tikit Shares held within the CREST system will be cancelled.

If the Scheme does not become effective on or before the Long Stop Date it will lapse and the Offer will not proceed (unless the Panel otherwise consents).

The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting. The Scheme Document will also contain the expected timetable for the Offer, and will specify the necessary actions to be taken by Tikit Shareholders. The Scheme Document will be posted to Tikit Shareholders and, for information only, to persons with information rights and to holders of options (or other awards) granted under the Tikit Share Schemes, as soon as practicable. Subject, amongst other things, to the satisfaction or waiver of the Conditions, it is expected that the Scheme will become effective by 18 January 2013.

16.       Delisting and re-registration

Prior to the Effective Date, Tikit will make an application to the London Stock Exchange for the cancellation of the admission to trading of the Tikit Shares on AIM.

Accordingly, if the Scheme is approved by Tikit Shareholders and sanctioned by the Court, the last day of dealings in Tikit Shares on AIM is expected to be the Business Day immediately prior to the Reduction Court Hearing and no transfers will be registered after 6.00 p.m. on that date.

It is also proposed, as part of the application to Court in connection with the Scheme, to seek an order of the Court pursuant to section 651 of the Companies Act to re-register Tikit as a private limited company.

17.       Disclosure of interests in Tikit Securities

As at the close of business on 13 November 2012, being the latest practicable date prior to the Announcement Date, save for the irrevocable undertakings referred to in paragraph 6 above, neither BT, nor any of the BT directors, nor, so far as BT is aware, any person acting, or deemed to be acting, in concert with BT:

• had an interest in, or right to subscribe for, relevant securities of Tikit;

•     had any short position in (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of, relevant securities of Tikit;

• had procured an irrevocable commitment or letter of intent to accept or vote in favour of the Offer in respect of relevant securities of Tikit; or

• had borrowed or lent any Tikit Shares.

Furthermore, no arrangement exists with BT or any person acting in concert with BT in relation to the Tikit Shares. For these purposes "arrangement" includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Tikit Shares which may be an inducement to deal or refrain from dealing in such securities.

18.       Overseas shareholders

The availability of the Offer or the distribution of this announcement to Tikit Shareholders who are not resident in the UK may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. Tikit Shareholders who are in any doubt regarding such matters should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

This announcement does not constitute an offer for sale for any securities or an offer or an invitation to purchase any securities. Tikit Shareholders are advised to read carefully the Scheme Document and related Forms of Proxy once these have been dispatched.

19.       Documents on display

Copies of the following documents will, by no later than 12 noon on 15 November 2012, be published on Tikit's website at www.tikit.com/investors and BT's website at www.bt.com/investor until the end of the Offer:

• the irrevocable undertakings referred to in paragraph 6 above and summarised in Appendix 3 to this announcement; and

• the confidentiality and standstill agreement referred to in paragraph 14 above.

20.       General

The Offer will be subject to the Conditions, certain further terms set out in Appendix 1 and the further terms and conditions set out in the Scheme Document when issued.

The Scheme will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FSA.

The bases and sources of certain financial information contained in this announcement are set out in Appendix 2. Certain terms used in this announcement are defined in Appendix 4.

Enquiries

BT plc

Dan Thomas                                                                            Tel: +44 (0)20 7356 5369
Press Office

Damien Maltarp                                                                      Tel: +44 (0)20 7356 4909
Investor Relations

BofA Merrill Lynch                                                              Tel: +44 (0)20 7996 1000
(financial adviser to BT plc)

Ian Ferguson
Ken McLaren
Andrew Tusa

Tikit Group plc                                                                       Tel: +44 (0)20 7400 3737

Mike McGoun, Non-Executive Chairman
David Lumsden, Chief Executive Officer
Mike Kent, Finance Director

Investec Bank plc                                                                   Tel: +44 (0)20 7597 4000
(financial adviser, nominated adviser and broker to Tikit Group plc)

Andrew Pinder
Junya Iwamoto
Carlton Nelson

Tavistock Communciations                                                  Tel: +44 (0)20 7920 3150
(public relations adviser to Tikit Group plc)

John West

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Offer or otherwise; nor shall there be any sale, issuance or transfer of securities of Tikit in any jurisdiction in contravention of applicable law. The Offer will be made solely by means of the Scheme Document, which will contain the full terms and conditions of the Offer, including details of how to vote in respect of the Offer. Any vote in respect of the Scheme or other response in relation to the Offer should be made only on the basis of the information contained in the Scheme Document.

Please be aware that addresses, electronic addresses and certain other information provided by Tikit Shareholders, persons with information rights and other relevant persons for the receipt of communications from Tikit may be provided to BT during the offer period as required under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Merrill Lynch International ("BofA Merrill Lynch"), a subsidiary of Bank of America Corporation, is acting exclusively for BT in connection with the Offer and no-one else and will not be responsible to anyone other than BT for providing the protections afforded to clients of BofA Merrill Lynch or for providing advice in relation to the Offer or any other matter referred to in this announcement.

Investec Bank plc ("Investec") is acting exclusively for Tikit in connection with the Offer and no-one else and will not be responsible to anyone other than Tikit for providing the protections afforded to clients of Investec or for providing advice in relation to the Offer or any other matter referred to in this announcement.

Overseas jurisdictions

The availability of the Offer to Tikit Shareholders who are not resident in and citizens of the UK may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Persons who are not resident in the UK should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The release, publication or distribution of this announcement in or into jurisdictions other than the UK may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about, and observe, any applicable requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. To the fullest extent permitted by applicable law, the companies and persons involved in the Offer disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with English law, the AIM Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England.

The Offer will not be made, directly or indirectly, in, into or from any jurisdiction where to do so would violate the laws in that jurisdiction. Accordingly, copies of this announcement and formal documentation relating to the Offer will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any jurisdiction where to do so would violate the laws of that jurisdiction.

US Holders should note that the Offer relates to the securities of a UK company, is subject to UK disclosure requirements (which are different from those of the US) and is proposed to be implemented under a scheme of arrangement provided for under English company law. A transaction effected by means of a scheme of arrangement is not subject to the proxy solicitation or tender offer rules under the US Exchange Act. Accordingly, the Scheme will be subject to UK disclosure requirements and practices, which are different from the disclosure requirements of the US proxy solicitation or tender offer rules. The financial information included in this announcement and the Scheme documentation has been or will have been prepared in accordance with International Financial Reporting Standards and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the US. If BT exercises its right to implement the acquisition of the Tikit Shares by way of a takeover offer, such offer will be made in compliance with applicable US tender offer and securities laws and regulations to the extent applicable.

The receipt of cash pursuant to the Offer by a US Holder as consideration for the cancellation of its Scheme Shares pursuant to the Scheme may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other, tax laws. Each Tikit Shareholder is urged to consult his independent professional adviser immediately regarding the tax consequences of the Offer applicable to him.

It may be difficult for US Holders to enforce their rights and claims arising out of the US federal securities laws, since BT and Tikit are located in countries other than the US and some or all of their officers and directors may be residents of countries other than the US. US Holders may not be able to sue a non-US company or its officers or directors in a non-US court for violations of US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

Forward looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Offer and other information published by BT and Tikit contain statements which are, or may be deemed to be, "forward-looking statements". Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of BT and Tikit about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Offer on BT and Tikit, the expected timing and scope of the Offer and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as "plans", "expects" or "does not expect", "is expected", "is subject to", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Although BT and Tikit believe that the expectations reflected in such forward-looking statements are reasonable, BT and Tikit can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: local and global political and economic and general financial market conditions; significant price discounting by competitors; changes in consumer habits and preferences; foreign exchange rate fluctuations and interest rate fluctuations (including those from any potential credit rating decline); legal or regulatory developments and changes; the outcome of any litigation; the impact of any acquisitions or similar transactions; competitive product and pricing pressures; success of business and operating initiatives; changes in the level of capital investment; selection by BT of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products, networks and solutions and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, and demand for bundled services, not being realised; the timing of entry and profitability of BT in certain communications markets; significant changes in BT's market shares; the underlying assumptions and estimates made in respect of major customer contracts proving unreliable; and the aims of the BT Global Services restructuring programme not being achieved. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither BT nor Tikit, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

All subsequent oral or written forward-looking statements attributable to BT or Tikit or any of their respective members, directors, officers or employees or any persons relying on their behalf are expressly qualified in their entirety by the cautionary statement above. Other than in accordance with their legal or regulatory obligations (including under the AIM Rules and the Disclosure and Transparency Rules of the FSA), neither BT or Tikit is under any obligation, and BT and Tikit expressly disclaim any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in one per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified.

An Opening Position Disclosure must contain details of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 p.m. on the 10th Business Day following the commencement of the offer period and, if appropriate, by no later than 3.30 p.m. on the 10th Business Day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in one per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person's interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 p.m. on the Business Day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel's website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel's Market Surveillance Unit on +44 (0)20 7638 0129.

Publication on website

A copy of this announcement will be made available on BT's website at www.bt.com/investor and Tikit's website at www.tikit.com/investors by no later than 12 noon on 15 November 2012.

Any person to whom this announcement is sent may request a hard copy of this announcement (and any information incorporated by reference in this announcement) by contacting the company secretary of Tikit during business hours on +44 (0) 207 400 3737 or by submitting a request in writing to the company secretary of Tikit at Tikit Group plc, 12 Gough Square, London, EC4A 3DW. It is important to note that unless such a request is made, a hard copy of this announcement and any such information incorporated by reference in it will not be sent to any such person. Any person to whom this announcement is sent may also request that all future documents, announcement and information sent to that person in relation to the Offer be in hard copy form.

Rule 2.10 disclosure

In accordance with Rule 2.10 of the Code, Tikit confirms that it has 14,727,649 Tikit Shares in issue. The International Securities Identification Number for Tikit Shares is GB0030494537.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS

OF THE SCHEME AND THE OFFER

A.        Conditions to the Scheme and Offer

1.         The Offer will be conditional upon the Scheme becoming unconditional and becoming effective, subject to the provisions of the Code, by no later than the Long Stop Date or such later date (if any) as BT and Tikit may, with the consent of the Panel, agree and (if required) the Court may approve.

2.         The Scheme will be conditional upon:

(a)
      approval of the Scheme by a majority in number of the Scheme Shareholders who are on the register of members of Tikit at the Scheme Voting Record Time present and voting, either in person or by proxy, representing three-
      quarters or more in value of the Scheme Shares held by those Scheme Shareholders at the Court Meeting (or at any adjournment thereof) and such Court Meeting being held no later than 14 January 2013 or such later date (if any) as BT and Tikit may agree;

(b)
      all resolutions in connection with and required to approve and implement the Scheme, as set out in the notice of the General Meeting (including, without limitation, the Special Resolutions), being duly passed by the requisite majorities at the General Meeting (or at any adjournment thereof) and such General Meeting being held no later than 14 January 2013 or such later date (if any) as BT and Tikit may agree; and

(c)
      the sanction of the Scheme and the confirmation of the Capital Reduction involved therein by the Court (in either case, without modification or with modification on terms acceptable to BT and Tikit) and

(i) the delivery of office copies of the Scheme Court Order and the Reduction Court Order (with the Statement of Capital attached thereto) to the Registrar of Companies; and

(ii) in relation to the Capital Reduction, if required by the Court, the Reduction Court Order being registered by the Registrar of Companies.

3.         In addition, BT and Tikit have agreed that, subject as stated in Part B below, the Offer will be conditional upon the following Conditions and, accordingly, the Scheme Court Order and the Reduction Court Order will not be delivered to the Registrar of Companies unless such Conditions (as amended, if appropriate) have been satisfied or, where relevant, waived:

(a)
      no Third Party having intervened (as defined below) and there not continuing to be outstanding any statute, regulation or order of any Third Party, in each case which would or might reasonably be expected to:

(i)            make the Offer or its implementation or the acquisition or proposed acquisition by BT or any member of the BT Group of any shares or other securities in, or control or management of, Tikit or any member of the Tikit Group void, illegal or unenforceable under the laws of any relevant jurisdiction, or to otherwise directly or indirectly restrain, prevent, prohibit, restrict or delay the same or impose additional conditions or obligations with respect to the Offer or such acquisition, or otherwise impede, challenge or interfere with the Offer or such acquisition, or require amendment to the terms of the Offer or the acquisition or proposed acquisition of any Tikit Shares or the acquisition of control or management of Tikit or the Tikit Group by BT or any member of the BT Group;

(ii)            limit or delay, or impose any material limitations on, the ability of any member of the BT Group or any member of the Tikit Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in, or to exercise voting or management control over, any member of the Tikit Group or any member of the BT Group;

(iii) require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the BT Group of any shares or other securities in Tikit;

(iv)           require, prevent or delay the divestiture or alter the terms envisaged for any proposed divestiture by any member of the BT Group or by any member of the Tikit Group of all or any portion of their respective businesses, assets or properties or limit the ability of any of them to conduct any of their respective businesses or to own or control any of their respective assets or properties or any part thereof;

(v)           except pursuant to sections 974 to 991 of the Companies Act, require any member of the BT Group or of the Tikit Group to acquire, or to offer to acquire, any shares or other securities (or the equivalent) in any member of either group owned by any third party (other than in connection with the implementation of the Scheme or Offer);

(vi)           limit the ability of any member of the BT Group or of the Tikit Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of the BT Group or of the Tikit Group;

(vii) result in any member of the Tikit Group ceasing to be able to carry on business under any name under which it presently does so; or

(viii) otherwise adversely affect any or all of the business, assets, profits, financial or trading position of any member of the Tikit Group or of the BT Group,

to an extent in each case which is material in the context of the Tikit Group or the BT Group in each case taken as a whole and all applicable waiting and other time periods (including any extensions thereof) during which any Third Party could intervene under the laws of any relevant jurisdiction having expired, lapsed or been terminated;

(b)
      all material notifications and material filings which are necessary in connection with the Offer having been made, all necessary waiting and other time periods (including any extensions of such waiting and other time periods)
      under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all material statutory or material regulatory obligations in any relevant jurisdiction having been complied with, in each case in connection with the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Tikit or any other member of the Tikit Group by any member of the BT Group or the carrying on by any member of the Tikit Group of its business;

(c)
      all Authorisations which are necessary in any relevant jurisdiction for or in respect of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Tikit or any other member of the Tikit Group by any member of the BT Group or the carrying on by any member of the Tikit Group of its business having been obtained, in terms and in a form reasonably satisfactory to BT, from all appropriate
      Third Parties or from any persons or bodies with whom any member of the Tikit Group has entered into contractual arrangements and all such Authorisations remaining in full force and effect at the time the Offer becomes wholly unconditional and there being no notice of any intention to revoke, suspend, restrict, modify or not to renew any of the same, in each case where the absence of such Authorisation would have a material adverse effect on the Tikit Group or the BT Group in each case taken as a whole;

(d)
      since 31 December 2011 and except as Disclosed, there being no provision of any arrangement, agreement, licence, permit, franchise or other instrument to which any member of the Tikit Group is a party, or by or to which any such member or any of its assets is or are or may be bound, entitled or subject, which, in each case, as a consequence of the Offer or the acquisition or proposed acquisition of any shares or other securities in, or control of,
      Tikit or any other member of the Tikit Group by any member of the BT Group or otherwise, would or might reasonably be expected to result in, to an extent in each case which is or would be material in the context of the Tikit
      Group taken as a whole:

(i)            any monies borrowed by or any other indebtedness or liabilities (actual or contingent) of, or any grant available to, any member of the Tikit Group being or becoming repayable or capable of being declared repayable immediately or prior to its stated maturity date or repayment date or the ability of any member of the Tikit Group to borrow monies or incur any indebtedness being withdrawn or inhibited or becoming capable of being withdrawn or inhibited;

(ii)            the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interests of any member of the Tikit Group or any such mortgage, charge or other security interest (wherever created, arising or having arisen) becoming enforceable;

(iii)           any such arrangement, agreement, licence, permit, franchise or instrument, or the rights, liabilities, obligations or interests of any member of the Tikit Group thereunder, being or becoming capable of being terminated or adversely modified or affected or any adverse action being taken or any obligation or liability arising thereunder;

(iv)           any asset or interest of any member of the Tikit Group being or falling to be disposed of or charged or ceasing to be available to any member of the Tikit Group or any right arising under which any such asset or interest could be required to be disposed of or could cease to be available to any member of the Tikit Group in each case other than in the ordinary course of business;

(v) any member of the Tikit Group ceasing to be able to carry on business under any name under which it presently does so;

(vi) the creation of liabilities (actual or contingent) by any member of the Tikit Group other than to trade creditors or other liabilities incurred in the ordinary course of business;

(vii)          the rights, liabilities, obligations or interests of any member of the Tikit Group under any such arrangement, agreement, licence, permit, franchise or other instrument or the interests or business of any such member in or with any other person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being terminated or adversely modified or affected; or

(viii) the financial or trading position or the value of any member of the Tikit Group being prejudiced or adversely affected,

and no event having occurred which, under any provision of any such arrangement, agreement, licence, permit or other instrument would or might reasonably be expected to, result in any of the events or circumstances which are referred to in paragraphs (i) to (viii) of this Condition (d), to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(e)	since 31 December 2011 and except as Disclosed, no member of the Tikit Group having:

(i)            issued or agreed to issue, or authorised the issue of, additional shares of any class, or securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or transferred or sold any shares out of treasury, other than as between Tikit and any of its wholly-owned subsidiaries or between such subsidiaries and any shares issued or shares transferred from treasury upon the exercise of any options granted under any of the Tikit Share Schemes;

(ii)            purchased, redeemed or repaid any of its own shares or other securities or reduced or except in respect of the matters mentioned in sub-paragraph (e)(i) above, made any other change to any part of its share capital other than pursuant to the implementation of the Scheme or Offer;

(iii)           save for the interim dividend of 3 pence per Tikit Share paid on 12 October 2012, recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend or other distribution whether payable in cash or otherwise or made any bonus issue (other than to Tikit or a wholly-owned subsidiary of Tikit);

(iv) other than as between Tikit and any of its wholly-owned subsidiaries or between such subsidiaries, made or authorised any change in its loan capital;

(v)           except for transactions in the ordinary course of business or between Tikit and any of its wholly-owned subsidiaries or between such subsidiaries, merged with, demerged or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged, charged or created any security interest over any assets or any right, title or interest in any assets (including shares in any undertaking and trade investments) or authorised the same, to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(vi)           issued or authorised the issue of, or made any change in or to, any debentures or become subject to any contingent liability or incurred or increased any indebtedness (other than trade credit incurred in the ordinary course of business) other than as between Tikit and any of its wholly-owned subsidiaries or between such subsidiaries, to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(vii) entered into, varied, or authorised any agreement, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which:

(A) is of a long term, onerous or unusual nature or magnitude or which is reasonably likely to involve an obligation of such nature or magnitude;

(B) is reasonably likely to restrict the business of any member of the Tikit Group; or

(C) is other than in the ordinary course of business,

to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(viii)         other than pursuant to the Offer (and except for transactions in the ordinary course of business or between Tikit and any of its wholly-owned subsidiaries or between such subsidiaries), entered into, implemented, effected or authorised any merger, demerger, reconstruction, amalgamation, scheme, commitment or other transaction or arrangement in respect of itself or another member of the Tikit Group, to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(ix) entered into or varied the terms of, any contract, agreement or arrangement with any of the directors or senior executives of any member of the Tikit Group;

(x)           taken any corporate action or had any legal proceedings instituted or threatened against it or petition presented or order made for its winding-up (voluntarily or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer of all or any material part of its assets and revenues or any analogous proceedings in any jurisdiction or appointed any analogous person in any jurisdiction, to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(xi)           been unable, or admitted in writing that it is unable, to pay its debts or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xii) other than in respect of claims between Tikit and any wholly-owned subsidiaries of Tikit, waived or compromised any claim which is material in the context of the Tikit Group taken as a whole;

(xiii) other than as a result of the Special Resolutions, made any alteration to its memorandum or articles of association;

(xiv) made or agreed or consented to:

(A) any material change to:

(I) the terms of the trust deeds constituting the pension scheme(s) established for its directors, employees or their dependants;

(II) the contributions payable to any such scheme(s) or to the benefits which accrue or to the pensions which are payable thereunder;

(III) the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

(IV) the basis upon which the liabilities (including pensions) or such pension schemes are funded, valued or made, or

(B) any change to the trustees including the appointment of a trust corporation;

(xv)          proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Tikit Group (in a manner which is material in the context of the Tikit Group taken as a whole); or

(xvi)         entered into any agreement, commitment or arrangement or passed any resolution or made any offer (which remains open for acceptance) or announced any intention with respect to any of the transactions, matters or events referred to in this Condition (e);

(f)	since 31 December 2011 and except as Disclosed:

(i)            there having been no adverse change or deterioration in the business, assets, financial or trading positions or profit of any member of the Tikit Group to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(ii)            no contingent or other liability of any member of the Tikit Group having arisen or become apparent or increased, other than in the ordinary course of business, to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(iii)           no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the Tikit Group is or may become a party (whether as plaintiff, defendant or otherwise) having been threatened, announced, implemented or instituted by or against or remaining outstanding against or in respect of any member of the Tikit Group to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(iv)           other than as a result of the Offer, no enquiry or investigation by, or complaint or reference to, any Third Party having been threatened, announced, implemented, instituted by or against or remaining outstanding against or in respect of any member of the Tikit Group to an extent in each case which is material in the context of the Tikit Group taken as a whole; and

(v)           no member of the Tikit Group having conducted its business in breach of any applicable laws and regulations to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(g)	Save as Disclosed, BT not having discovered:

(i)            that any financial or business or other information concerning the Tikit Group disclosed publicly at any time by or on behalf of any member of the Tikit Group is misleading or contains any misrepresentation of fact or omits to state a fact necessary to make any information contained therein not misleading and which was not subsequently corrected before the Announcement Date by disclosure either publicly or otherwise to BT, to an extent which is material in the context of the Tikit Group taken as a whole;

(ii)            that any member of the Tikit Group is, other than in the ordinary course of business, subject to any liability (actual or contingent) which is not disclosed in Tikit's annual report and accounts for the financial year ended 31 December 2011 to an extent which is material in the context of the Tikit Group taken as a whole; or

(iii)           any information which affects the import of any information disclosed at any time by or on behalf of any member of the Tikit Group to an extent which is material in the context of the Tikit Group taken as a whole;

(h)	Save as Disclosed, BT not having discovered:

(i)            that any past or present member of the Tikit Group has not complied with any applicable legislation or regulations of any jurisdiction with regard to the use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health, or otherwise relating to environmental matters or the health and safety of any person, or that there has otherwise been any such use, treatment, handling, storage, transport, release, disposal, discharge, spillage, leak or emission (whether or not this constituted a non-compliance by any person with any legislation or regulations and wherever the same may have taken place) which, in any case, would be reasonably likely to give rise to any liability (whether actual or contingent) or cost on the part of any member of the Tikit Group to an extent in each case which is material in the context of the Tikit Group taken as a whole;

(ii)            that there is, or is reasonably likely to be, any liability, whether actual or contingent, to make good, repair, reinstate or clean up any property now or previously owned, occupied or made use of by any past or present member of the Tikit Group or any other property or any controlled waters under any environmental legislation, regulation, notice, circular, order or other lawful requirement of any relevant authority or third party or otherwise to an extent in each case which is material in the context of the Tikit Group taken as a whole; or

(iii)           that circumstances exist whereby a person or class of persons would be likely to have a claim in respect of any product or process of manufacture or materials used therein now or previously manufactured, sold or carried out by any past or present member of the Tikit Group to an extent in each case which is or would be material in the context of the Tikit Group taken as a whole; and

(i)
      since 31 December 2011 and except as Disclosed, no circumstance having arisen or event having occurred in relation to any intellectual property owned, used or licensed by the Tikit Group or to any third parties, including:

(i) any member of the Tikit Group losing its title to any intellectual property or any intellectual property owned by the Tikit Group being revoked, cancelled or declared invalid;

(ii) any agreement regarding the use of any intellectual property licensed to or by any member of the Tikit Group being terminated or varied; or

(iii)           any claim being filed suggesting that any member of the Tikit Group infringed the intellectual property rights of a third party or any member of the Tikit Group being found to have infringed the intellectual property rights of a third party, in each case to an extent which is material in the context of the Tikit Group taken as a whole.

For the purpose of these Conditions:

(a)
      "Third Party" means any central bank, government, government department or governmental, quasi-governmental, supranational, statutory, regulatory, environmental or investigative body, authority (including any national or supranational anti-trust or merger control authority), court, trade agency, association, institution or professional or environmental body or any other person or body whatsoever in any relevant jurisdiction, including, for the avoidance of doubt, the Panel;

(b)
      a Third Party shall be regarded as having "intervened" if it has decided to take, institute, implement or threaten any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same) or made, proposed or enacted any statute, regulation, decision or order (and, in each case, not having withdrawn the same) or taken any measures or other steps or required any action to be taken or information to be provided or otherwise having done anything and "intervene" shall be construed accordingly;

(c)	"Authorisations" means authorisations, orders, grants, recognitions, determinations, certificates, confirmations, consents, licences, clearances, permissions and approvals;

(d)
      "Disclosed" means the information: (a) which has been Publicly Announced or (b) which has been fairly disclosed in writing (including in the electronic data room established by the Tikit Group in connection with the Offer)
      by or on behalf of Tikit to BT, BT Group or any of their professional advisers engaged in connection with the Offer prior to 5.00 p.m. on 13 November 2012;

(e)
     "Publicly Announced" means disclosed in (a) Tikit's annual report and accounts for the year ended 31 December 2011; (b) Tikit's interim results for the six months ended 30 June 2012; or (c) any public announcement by Tikit prior to 5.00 p.m. on 13 November 2012 (made by delivery of an announcement to a Regulatory Information Service); and

(f)
      "Regulatory Information Service" means a service approved by the London Stock Exchange for the distribution to the public of announcements and included within the list maintained on the London Stock Exchange's website.

B.        Certain further terms of the Scheme and the Offer

Subject to the requirements of the Panel, BT reserves the right in its sole discretion to waive:

(a)	the deadlines set out in Condition 2 for the timing of the Court Meeting and the General Meeting; and

(b)	all or any of Conditions 3(a) to 3(i) (inclusive) in whole or in part,

and to proceed with the Scheme prior to the fulfilment, satisfaction or waiver of any of the Conditions 3(a) to 3(i) (inclusive).

BT shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or to treat as fulfilled any of conditions 3(a) to 3(i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that condition, notwithstanding that the other Conditions may at such earlier date have been waived or fulfilled and that there are, at such earlier date, no circumstances indicating that any Condition may not be capable of fulfilment.

BT reserves the right to elect to implement the Offer by way of a takeover offer (as defined in Part 28 of the Companies Act), subject to the Panel's consent. In such event, such takeover offer will be implemented on the same terms and conditions (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such lower percentage (being more than 50 per cent.) as BT may decide (in each case, subject to the Panel's consent)) of the shares to which such takeover offer relates, so far as applicable, as those which would apply to the Scheme ("Takeover Offer Acceptance Condition").

If the Panel requires BT to make an offer or offers for any Tikit Shares under the provisions of Rule 9 of the Code, BT may make such alterations to the Conditions as are necessary to comply with the provisions of that Rule.

The Offer will be subject, inter alia, to the Conditions and certain further terms which are set out in this Appendix 1 and those terms which will be set out in the Scheme Document and such further terms as may be required to comply with the AIM Rules and the provisions of the Code.

The Offer will lapse if the acquisition of Tikit by BT is referred to the Competition Commission before the date of the Court Meeting.

Save to the extent they are cancelled pursuant to the Scheme, Tikit Shares will be acquired by BT fully paid and free from all liens, equitable interests, charges, encumbrances and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

This announcement and any rights or liabilities arising hereunder, the Offer, the Scheme and any proxies will be governed by English law and be subject to the jurisdiction of the courts of England and Wales. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FSA.

The availability of the Offer to persons not resident in the UK may be affected by the laws of the relevant jurisdiction. Any persons who are subject to the laws of any jurisdiction other than the UK should inform themselves about and observe any applicable requirements. Further information in relation to overseas shareholders will be contained in the Scheme Document.

Under Rule 13.5 of the Code, BT may not invoke a Condition so as to cause the Offer not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the Condition are of material significance to BT in the context of the Offer and the Panel consents to such right being invoked. The Conditions contained in paragraphs 1 and 2 of Part A and, if applicable, the Takeover Offer Acceptance Condition set out in Part B are not subject to this provision of the Code.

Under Rule 13.6 of the Code, Tikit may not invoke, or cause or permit BT to invoke, any Condition unless the circumstances which give rise to the right to invoke the Condition are of material significance to the Tikit Shareholders in the context of the Offer.

Each of the Conditions shall be regarded as a separate Condition and shall not be limited by reference to any other Condition.

APPENDIX 2

BASES AND SOURCES

(a)
      On 13 November 2012 options (and awards) have been granted under the Tikit Share Schemes in respect of 1,346,606 Tikit Shares. It is intended that the 652,037 Tikit Shares held by Tikit's employee benefit trust on 13
      November 2012 will be utilised to satisfy options exercised under the Tikit Share Schemes. Accordingly, the value placed by the Offer on the existing issued and to be issued share capital of Tikit is based upon the 14,727,649
      Tikit Shares in issue on 13 November 2012 and the 694,569 Tikit Shares which are not in issue on 13 November 2012, which are the subject of options (or awards) granted under the Tikit Share Schemes and which will not be satisfied on exercise from Tikit Shares held by the Tikit employee benefit trust.

(b)	The market prices of the Tikit Shares are the closing middle market quotations as derived from the Daily Official List.

(c)
      For the purposes of comparison to the Offer price, the average closing prices of 354 pence per Tikit Share on 13 November 2012, the Business Day immediately prior to the Announcement Date; 330 pence per Tikit Share over the three month period ended 13 November 2012 and 323 pence per Tikit Share over the six month period ended 13 November 2012 are rounded to the nearest whole number.

(d)
      Unless otherwise stated, the financial information relating to BT has been extracted (without material adjustment) from the audited consolidated financial statements for  BT for the year ended 31 March 2012.

(e)
      Unless otherwise stated, the financial information relating to the Tikit Group has been extracted (without material adjustment) from the audited consolidated financial statements for the Tikit Group for the year ended 31
      December 2011.

APPENDIX 3

DETAILS OF IRREVOCABLE UNDERTAKINGS

Directors of Tikit

The following directors of Tikit have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and the resolutions to be proposed at the General Meeting and, if the Offer is subsequently structured as a Takeover Offer, to accept any Takeover Offer made by BT, in relation to the following Tikit Shares:

Name	Number of Tikit Shares	Percentage of issued share capital of Tikit (excluding shares under option)
Mike McGoun1	537,253	3.65
David Lumsden2	271,123	1.84
Mike Kent3	10,000	0.07
Simon Hill	170,494	1.16
Nicholas Briant	6,500	0.04
Neville Davis	35,000	0.24

Notes:

1.
              The irrevocable undertaking given by Mike McGoun relates to 316,620 Tikit Shares beneficially owned by members of his immediate family. All of the Tikit Shares which are the subject of the irrevocable undertaking given by Mike McGoun are registered in the name of Fitel Nominees Limited.

2.
              The irrevocable undertaking given by David Lumsden relates to 149,167 Tikit Shares beneficially owned by members of his immediate family and registered in the name of Rock (Nominees) Limited. 37,298 Tikit Shares which are the subject of the irrevocable undertaking given by David Lumsden are registered in the name of Brewin Nominees Limited.

3.	The Tikit Shares the subject of the irrevocable undertaking given by Mike Kent are registered in the name of Rock (Nominees) Limited.

In addition to the amounts set out above, each of David Lumsden, Mike Kent, Simon Hill and Neville Davis have given irrevocable undertakings on the same terms in respect of 310,000, 230,000, 220,000 and 25,000 Tikit Shares in respect of which they, respectively, have an interest pursuant to the Tikit Share Schemes to the extent such Tikit Shares are acquired by them.

Each irrevocable undertaking shall lapse on the date falling 12 months after the date of the irrevocable undertaking, and prior to such date, if, inter alia:

(a)
              BT announces, with the consent of the Panel, that it does not intend to proceed with the Scheme and no Takeover Offer or revised or replacement Scheme is announced in accordance with Rule 2.7 of the Code at the same time;

(b)
              the Scheme lapses or is withdrawn and no Takeover Offer or revised or replacement Scheme has been announced, in accordance with Rule 2.7 of the Code, in its place or is announced, in accordance with Rule 2.7 of the
              Code, at the same time; and

(c)	BT announces publicly that it is implementing the Offer by way of the Takeover Offer and such Takeover Offer:

(i) does not become wholly unconditional on or before the date being six months following the publication of the offer document in respect of such Takeover Offer; or

(ii) closes or lapses.

APPENDIX 4

 DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

"£" or "pence"	the lawful currency of the UK
"Acquisition Agreement"
the acquisition agreement between Tikit Inc. and the vendors of 3371611 Canada Inc., trading as PensEra Knowledge Techologies, and 3427331 Canada Inc. dated 29 October 2010 in respect of the acquisition by Tikit Inc. of the entire issued share capital of each of 3371611 Canada Inc., trading as PensEra Knowledge Techologies, and 3427331 Canada Inc.

"AIM"	the market of that name operated by the London Stock Exchange
"AIM Rules"	the AIM Rules for Companies published by the London Stock Exchange, as amended from time to time
"Announcement Date"	14 November 2012
"BT"	British Telecommunications plc
"BT Group"	BT Group plc and its subsidiary undertakings
"BofA Merrill Lynch"	Merrill Lynch International, a subsidiary of Bank of America Corporation
"Business Day"	any day (excluding any day which is a Saturday, Sunday or public holiday in England and Wales) on which banks in the City of London are open for general banking business
"C$"	the lawful currency of Canada
"Capital Reduction"	the proposed reduction of Tikit's share capital under Chapter 10 of Part 17 of the Companies Act by the cancellation of the Scheme Shares to be effected as part of the Scheme
"Code"	the City Code on Takeovers and Mergers
"Companies Act"	the Companies Act 2006
"Conditions"	the conditions to the implementation of the Offer (including the Scheme) as set out in Appendix 1 to this announcement and to be set out in the Scheme Document
"Court"	the High Court of Justice of England and Wales
"Court Meeting"
the meeting(s) of the Scheme Shareholders (and any adjournment thereof) to be convened by order of the Court pursuant to section 896 of the Companies Act, notice of which will be set out in the Scheme Document, for the purpose of considering and if thought fit approving the Scheme (with or without amendment)

"CREST"
the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI 2001/3755)) in respect of which Euroclear UK & Ireland Limited is the Operator (as defined in such Regulations) in accordance with which securities may be held and transferred in uncertificated form

"Daily Official List"	the daily official list of the London Stock Exchange
"Dealing Disclosure"	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer
"Effective Date"	the date upon which the Scheme becomes effective in accordance with its terms
"Forms of Proxy"	the forms of proxy in connection with each of the Court Meeting and the General Meeting, which shall accompany the Scheme Document
"FSA"	the Financial Services Authority
"General Meeting"	the general meeting of Tikit (and any adjournment thereof) to be convened in connection with the Scheme and the Capital Reduction, notice of which will be set out in the Scheme Document
"ICT"	information and communication technology
"Investec"	Investec Bank plc
"London Stock Exchange"	London Stock Exchange plc
"Long Stop Date"	the date falling six months after the Announcement Date
"Offer"
the direct or indirect acquisition of the entire issued and to be issued share capital of Tikit by BT (other than Tikit Shares already held by BT, if any) at a cash price of 416 pence per Tikit Share to be implemented by way of the Scheme (including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer which Tikit and BT may agree) or (should BT so elect, subject to the consent of the Panel) by way of the Takeover Offer

"Opening Position Disclosure"	has the meaning given in Rule 8 of the Code
"Panel"	the Panel on Takeovers and Mergers
"Reduction Court Hearing"	the hearing by the Court of the application to confirm the Capital Reduction
"Reduction Court Order"	the order of the Court, to be granted at the Reduction Court Hearing, confirming the Capital Reduction
"Registrar of Companies"	the Registrar of Companies in England and Wales
"Remuneration Committee"	the remuneration committee of the Tikit board of directors
"Scheme"
the scheme of arrangement proposed to be made under Part 26 of the Companies Act to effect the Offer between Tikit and the Scheme Shareholders, the full terms of which will be set out in the Scheme Document, with or subject to any modification, addition or condition which Tikit and BT may agree and if required, the Court may approve or impose

"Scheme Court Order"	the order of the Court sanctioning the Scheme under Part 26 of the Companies Act
"Scheme Document"
the document to be sent to (among others) Tikit Shareholders containing and setting out, among other things, the full terms and conditions of the Scheme and containing the notices convening the Court Meeting and General Meeting

"Scheme Record Time"	the time and date specified in the Scheme Document, expected to be 6.00 p.m. on the Business Day immediately prior to the date on which the Reduction Court Order is made
"Scheme Shareholders"	holders of Scheme Shares
"Scheme Shares"
the Tikit Shares:
(a)        in issue as at the date of the Scheme Document;
(b)        (if any) issued after the date of the Scheme Document and prior to the Scheme Voting Record Time; and
(c)        (if any) issued on or after the Scheme Voting Record Time and at or prior to the Scheme Record Time either on terms that the original or any subsequent holders thereof shall be bound by the Scheme or in respect of which the holders thereof shall have agreed in writing to be bound by the Scheme, but in each case other than Tikit Shares registered in the name of, or beneficially owned by, BT or any other member of the BT Group (if any)

"Scheme Voting Record Time"	the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined
"Special Resolutions"
the special resolutions to be proposed by Tikit at the General Meeting in connection with, among other things, the approval of the Scheme and confirmation of the Capital Reduction, the alteration of Tikit's articles of association and such other matters as may be necessary to implement the Offer and the delisting of the Tikit Shares

"Statement of Capital"	the statement of capital (approved by the Court) showing, with respect to Tikit's share capital, as altered by the Reduction Court Order, the information required by section 649 of the Companies Act
"Takeover Offer"
if (subject to the consent of the Panel) BT elects to effect the Offer by way of a takeover offer, the recommended cash offer to be made by or on behalf of BT to acquire the entire issued and to be issued share capital of Tikit for 416 pence per Tikit Share on the terms and subject to the conditions to be set out in the related offer document

"Tikit"	Tikit Group plc
"Tikit Group"	Tikit and its subsidiary undertakings
"Tikit Shareholders"	the registered holders of Tikit Shares from time to time
"Tikit Share Schemes"
the Tikit Group plc Approved Share Option Scheme 2005 (as amended), the Tikit Limited Approved Share Option Scheme 2000, the Tikit Group plc 2000 Enterprise Management Incentive (EMI) Option Scheme (as amended) (including unapproved options granted on the same terms as that scheme), the Tikit Enterprise Management Incentive Plan 2008 (as amended) and the Tikit Long Term Incentive Plan 2010

"Tikit Shares"	the ordinary shares of 10 pence each in the capital of Tikit
"UK"	the United Kingdom of Great Britain and Northern Ireland
"United States" or "US"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia
"US Exchange Act"	the United States Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder
"US Holders"
holders of Tikit Shares ordinarily resident in the US or with a registered address in the US, and any custodian, nominee or trustee holding Tikit Shares for persons in the US or with a registered address in the US

For the purposes of this announcement, "subsidiary", "subsidiary undertaking", "undertaking", "associated undertaking" have the meanings given by the Companies Act.

References to an enactment include references to that enactment as amended, replaced, consolidated or re-enacted by or under any other enactment before or after the Announcement Date. All references to time in this announcement are to London time unless otherwise stated.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 14 November 2012